UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.)*

Second Sight Medical Products, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

81362J209

(CUSIP Number)

Pixium Vision, S.A.

74, rue du Faubourg Saint-Antoine

75102 Paris, France

Attn: Lloyd Diamond

Chief Executive Officer

+33 1 76 21 47 68

Copies to:

Robert Freedman, Esq.

Fenwick & West LLP

801 California Street

Mountain View, CA 94041

(650) 988-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 6, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed”” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81362J209	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Pixium Vision, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 6,978,886[1]
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,978,886[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.1%(2)[2]
14	TYPE OF REPORTING PERSON (See Instructions) CO

[1]

Beneficial ownership of the common stock, no par value per share of Second Sight Medical Products, Inc., a California corporation (“Second Sight”), is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such Second Sight common stock by virtue of the Voting Agreement described in Item 4 of this Schedule 13D (the “Voting Agreement”). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Second Sight common stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

[2]	Based on 23,213,667 shares of common stock issued and outstanding as of December 31, 2020.

CUSIP No. 81362J209	SCHEDULE 13D	Page 3 of 6 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the common stock, no par value per share, of Second Sight Medical Products, Inc., a California corporation (the “Issuer” or “Second Sight”). The principal place executive office of Second Sight is 12744 San Fernando Road, Suite 400, Sylmar, CA 91342.

Item 2.	Identity and Background.

(a)    This Schedule 13D is being filed on behalf of Pixium Vision, S.A., a private company limited by shares incorporated and registered in France (the “Reporting Company” or “Pixium”).

(b)    The address of the principal business office of Pixium is 74, rue du Faubourg Saint-Antoine, 75102 Paris, France.

(c)    The principal business occupation of Pixium is developing innovative bionic vision systems to enable patients who have lost their sight to live more independent lives.

(d) – (e) – (f)    The directors and executive officers of Pixium, their respective business addresses and their respective countries of citizenship are set forth in Schedule A hereto. During the last five years, Pixium has not, and to the best of Pixium’s knowledge, none of the persons listed on Schedule A has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As an inducement for Pixium to enter into the Memorandum of Understanding described in Item 4 below and in consideration thereof, Gregg Williams and Matthew Pfeffer (the “Second Sight Holders”) entered into Voting Agreements with Pixium (the “Voting Agreements”) relating to the Business Combination described in Item 4 below covering 6,978,886 shares, representing approximately 30% of outstanding shares of common stock of Second Sight. Pixium did not pay additional consideration to the Second Sight Holders in connection with the execution and delivery of the Voting Agreements and thus no funds were used for such purpose.

References to, and descriptions of, the Business Combination, the Memorandum of Understanding, and the Voting Agreements, as set forth herein, are qualified in their entirety by reference to the copies of the Memorandum of Understanding and the Voting Agreements included as
Exhibits 1, 2 and 3, respectively, to this Schedule 13D, which are incorporated by reference herein in their entirety where such references and descriptions appear.

CUSIP No. 81362J209	SCHEDULE 13D	Page 4 of 6 Pages

Item 4.	Purpose of Transaction.

(a) – (b) – (c) – (e) – (f)

On January 5, 2021, Second Sight and Pixium entered into a Memorandum of Understanding (the “Memorandum of Understanding”), which sets forth the framework of the principal actions to be taken for the proposed Business Combination between Second Sight and Pixum. Pursuant to the terms of the Memorandum of Understanding, (i) Second Sight will raise additional working capital of at least $25,000,000 in a private placement of equity securities of Second Sight to accredited investors (the “Fund Raising”); (ii) Pixium will contribute to Second Sight certain assets in exchange for newly issued common stock of Second Sight (the “Contribution”); and (iii) Second Sight will transfer its Orion Assets to a newly formed subsidiary (“SpinCo” and, together with the Fund Raising and the Contribution, the “Business Combination”), the share capital of which would be partially spun-off to the shareholders of Second Sight.

In connection with the Contribution contemplated by the Memorandum of Understanding, Second Sight and Pixium will enter into a Contribution Agreement. Pursuant to the terms of the Contribution Agreement, subject to certain closing conditions set forth therein, Pixium will contribute to Second Sight all the assets and liabilities in relation to its activity specialized in neuromodulation technology used in the treatment of blindness (the “Pixium Contribution”). In consideration of the Pixium Contribution, Second Sight will issue to Pixium 34,876,043 new shares (the “Share Consideration”), representing approximately 60% of the share capital and voting rights of Second Sight. The Pixium Contribution will be subject to the prior irrevocable completion of the Fund Raising by Second Sight.

The Memorandum of Understanding further contemplates that Second Sight and SpinCo will enter into a Separation and Distribution Agreement and an Exclusive License Agreement.

Pursuant to the terms of the Separation and Distribution Agreement, Second Sight will transfer to SpinCo certain intellectual property related to Second Sight’s Orion Visual Cortical Prosthesis System and other tangible and non-tangible assets, and SpinCo will (i) assume from Second Sight certain liabilities arising out of the operations of SpinCo’s business and (ii) distribute by way of a stock dividend to holders of shares of Second Sight’s common stock, on a pro rata basis, sixty percent (60%) of all of the issued and outstanding shares of common stock of SpinCo.

Second Sight intends to file with the U.S. Securities and Exchange Commission a Form 10 for the purpose of registering shares of common stock of SpinCo for trading pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Consummation of the Business Combination is subject to certain customary closing conditions including, among others, (i) appointment by the Commercial Court of Paris of valuing auditor(s) to confirm that the value of the assets being contributed by Pixium to Second Sight is at least equal to the value of the Share Consideration; (ii) approval of the transaction by each of the Pixium and Second Sight shareholders; (iii) clearance from the French Minister for the Economy, (iv) the closing of the Fund Raising; and (v) the authorization for listing of the Share Consideration on the Nasdaq market.

In connection with the Memorandum of Understanding, the Second Sight Holders entered into the Voting Agreements described in Item 3 above.

CUSIP No. 81362J209	SCHEDULE 13D	Page 5 of 6 Pages

The preceding summary is qualified in its entirety by reference to the Memorandum of Understanding and the Voting Agreements, which are filed as Exhibits 1, 2 and 3, respectively, and incorporated herein by reference.

(d)

At the closing of the Transaction, the Board of Directors of Second Sight will consist of seven members: (i) three directors nominated by Pixium, including Lloyd Diamond; (ii) two directors nominated by Second Sight, who will be selected from the current directors of Second Sight; and (iii) two independent directors to be appointed by Pixium and Second Sight together.

(g)

In connection with the Business Combination, Second Sight will also use commercially reasonable efforts to reincorporate into a Delaware corporation.

(h)

Not Applicable.

(i)

Not Applicable.

(j)

Other than as described above, Pixium currently has no plans or proposals that relate to, or may result in, any of the matters listed in 4(a) – (i) of Schedule 13D (although Pixium reserves the right to develop such plans).

Item 5.	Interest in Securities of the Issuer.

(a) and (b)

As of the date hereof, the Reporting Person owns no shares of Second Sight common stock. For purposes of Rule 13d-3 under the Exchange Act (“Rule 13d-3”); however, as a result of entering into the Voting Agreements, the Reporting Person may be deemed to possess shared voting power over, and therefore beneficially own for purposes of Rule 13d-3, the 6,978,886 shares of Second Sight common stock that are beneficially owned by the Second Sight Holders subject to the Voting Agreements. The 6,978,886 shares of Second Sight common stock over which the Reporting Person may be deemed to have shared voting power represent approximately 30% of the shares of Second Sight common stock. Notwithstanding the preceding, the Reporting Person hereby disclaims beneficial ownership of such shares of Second Sight common stock and this Schedule 13D shall not be construed as an admission that the Reporting Person is, for any or all purposes, the beneficial owner of the securities covered by this Schedule 13D.

CUSIP No. 81362J209	SCHEDULE 13D	Page 6 of 6 Pages

(c)

Except as described in this Schedule 13D, there have been no transactions in the shares of common stock of Second Sight effected by the Reporting Person, or, to the best of the Reporting Person’s knowledge, any person or entity identified on Schedule A hereto, duing the last 60 days.

(d)

Other than the Second Sight Holders identified in Item 4 who are party to the Voting Agreements, to the best of the Reporting Person’s knowledge, neither the Reporting Person nor any of its respective directors and executive officers named in Schedule A hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Second Sight common stock beneficially owned by the Reporting Person.

(e)

Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4, and 5 and the agreements set forth in the Exhibits attached hereto are incorporated by reference. Other than the Memorandum of Understanding and the Voting Agreements described above, to the best of the Reporting Person’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person, or any person listed on Schedule A hereto, and any person with respect to the securities of Second Sight, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Title

1	Memorandum of Understanding, dated as of January 5, 2021, by and among Second Sight Medical Products, Inc., Pixium Vision S.A., (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Second Sight on January 6, 2021).

2	Voting Agreement, dated as of January 5, 2021, by and among Pixium Vision S.A. and Gregg Williams (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Second Sight on January 6, 2021).

3	Voting Agreement, dated as of January 5, 2021, by and among Pixium Vision S.A. and Matthew Pfeffer (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by Second Sight on January 6, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2021	PIXIUM VISION, S.A.

	By:	/s/ Lloyd Diamond
	Name:	Lloyd Diamond
	Title:	Chief Executive Officer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF PIXIUM VISION, S.A.

The following is a list of the directors and executive officers of Pixium Vision, S.A. (“Pixium”), setting forth the name, residence or business address, present position with Pixium and present principal occupation or employment (along with the name of any corporation or other organization in which such employment is conducted). Unless otherwise indicated, all directors and officers listed below are citizens of France and employed by Pixium. The principal address of Pixium and unless otherwise indicated below, the current business address for each individual listed below is 74, rue du Faubourg Saint-Antoine, 75102 Paris, France.

Name of Directors	Present Principal Occupation

Lloyd Diamond*	Director and Chief Executive Officer of Pixium

Bernard Gilly	Chief Executive Officer of GenSight Biologics S.A.

Marie-Hélène Meynadier	Independent Consultant, 49 Boulevard Richard Lenoir, 75011 Paris

Robert J.W. Ten Hoedt**	Executive Vice President and President, Europe, Middle East & Africa of Medtronic Plc, 47 Chemin du Péage, CH-1807 Blonay, Switzerland

Gérard Hascoët	Venture Partner at Sofinnova Partners, 7/11 Boulevard Haussmann, 750097 Paris Cedex

Olivia Le Proux de la Rivière	Investment Associate at Bpifrance, Large Venture Investment Group, 27/31 avenue du Général Leclerc, 94710 Maisons Alfort Cedex

Name of Executive Officers	Present Principal Occupation

Lloyd Diamond*	Director and Chief Executive Officer

Guillaume Renondin	Chief Financial Officer

Karine Chevrie	Regulatory Affairs and Quality Director

Guillaume Buc	Chief Technology Officer

Ralf Hornig	Director of Clinical Affairs

*	Citizen of United States
**	Citizen of the Netherlands